UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-38209

DESPEGAR.COM, CORP.

(Translation of registrant´s name into English)

Avenida Jujuy 2013

Ciudad Autónoma de Buenos Aires, Argentina C1247ABI

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Despegar.com Announces 4Q23 and FY23 Financial Results

Robust FY23 Performance with Revenue Growing 31% YoY and Adjusted EBITDA Increasing 176% YoY

4Q23 Adjusted EBITDA Increased 248% YoY to $43.6 million, with Improving Operating Efficiency and Strong Revenue Rising 40% YoY to a Record $203.7 Million

BRITISH VIRGIN ISLANDS (BUSINESS WIRE). March 14, 2024 – Despegar.com, Corp. (NYSE: DESP) (“Despegar” or the “Company”), Latin America’s leading travel technology company, today announced unaudited financial results for the three-months ended December 31, 2023 (“fourth quarter 2023” or “4Q23”) and full year 2023. Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial results are preliminary and subject to year-end audit and adjustments. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted.

4Q23 Financial and Operating Highlights

(for definitions, see page 14)

•	Gross Bookings increased 44% YoY to $1.5 billion, a Company record high driven by strong commercial execution and a robust demand environment across the region

•	Revenues increased 40% YoY to a record $203.7 million, with Take Rate reaching 13.4% as the Company maintains focus on profitable growth

•	Adjusted EBITDA increased 248% YoY to $43.6 million, due to a combination of strong revenue growth and operational efficiencies

•	Continuous solid growth in B2B and White Label Gross Bookings which increased 63% and 69% YoY, respectively, and accounted for a combined 14% of total Gross Bookings, up 186 bps YoY

•	Higher-margin Travel Packages as a percentage of Gross Bookings reached 31.5%, up 18 bps YoY

•	Operating cash flow was a positive $26.1 million, compared to $(17.8) million in 4Q22

•	Total Cash position of 251 million, at December 31, 2023, up $5.7 million YoY

•	Loyalty Program members increased 90% YoY to 23.0 million

•	App transactions increased 920 bps YoY, reaching a record 45.3% of total transactions in the quarter

Full-Year 2023 Financial and Operating Highlights

•	Gross Bookings reached a record of $5.3 billion, up 31% versus 2022

•	Revenue increased 31% versus 2022 to $706 million, above the top end of the revised guidance range of $690 to $700 million

•	Adjusted EBITDA increased 176% versus 2022 to $116 million, 5% above the high-end of the upwardly revised guidance range of $105 to $110 million

Damian Scokin, Despegar’s CEO, said: "Our performance in the fourth quarter and throughout 2023 was outstanding as we achieved several strategic milestones. It marks an inflection point for Despegar and reflects our ability to effectively exploit the travel market’s strong secular tailwinds through a well-designed and executed growth strategy, backed by our deep understanding of the region’s local markets, commercial prowess, strong brand identity, and superior technology platform. These distinct strengths not only sharpen our competitive edge but also fortify our brand presence region-wide. Longer term, our technology-led B2B and White Label offerings are unlocking new growth avenues, and these will also enable us to effectively extend our reach beyond Latin America.

Innovation and reinvention remains at the heart of Despegar and drives us to continually redefine and elevate the customer experience. This is embodied in our new AI-powered travel assistant, SOFIA, which revolutionizes travel planning in the region. SOFIA rapidly, easily and seamlessly assists customers from the inspiration stage of planning a trip, to exploring thoughtful options to creating bespoke travel packages, signifying a major leap forward for the travel industry and placing Despegar at the forefront of championing travel technology.”

Amit Singh, the Company’s CFO, added: “With 40% revenue growth and Adjusted EBITDA increasing 248% year over year in the quarter, we believe our growth remains at industry leading levels globally. As we look ahead, we remain sharply focused on executing our commercial strategy to continue driving robust top line growth while increasing cost efficiencies. The combination of these factors are expected to drive industry leading growth, additional margin expansion and operating leverage in the foreseeable future, given the effectiveness of our strategies to improve revenue mix, drive organic traffic and further penetrate the sizable B2B market segments.”

2024 Financial Guidance

The Company announces 2024 annual guidance of:

•	Revenue: at least $820 million, representing at least 16% YoY growth

•	Adjusted EBITDA: at least $150 million, representing at least 28% YoY growth

See our Investor Relations website at investor.despegar.com.

Disclaimer: The 2024 financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”).

Reconciliations of forward-looking non-GAAP measures, specifically the 2024 Adjusted EBITDA guidance, to the relevant forward-looking GAAP measures are not being provided, as the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected Adjusted EBITDA to projected net income without unreasonable effort.

The 2024 financial guidance constitutes forward-looking statements. For more information, see the “Forward-Looking Statements” section in this release.

Key Operating and Financial Metrics

The following table presents key operating metrics of Despegar’s travel and financial services businesses as well as key financial metrics on a consolidated basis, post-intersegment eliminations between these businesses.

(in millions, except as noted)

	4Q23	4Q22	Δ %	FY23	FY'22	Δ %
Operating metrics
Number of transactions	2.409	1.996	21%	9.059	8.352	8%
Gross bookings	$1,514.3	$1,053.9	44%	$5,332.6	$4,071.1	31%
TPV Financial Services (1)	$24.8	$15.1	64%	$78.0	$75.7	3%
Average selling price (ASP) (in $)	$629	$529	19%	$590	$490	20%
Number of transactions by Segment & Total
Air	1.2	1.0	17%	4.4	4.3	2%
Packages, Hotels & Other Travel Products	1.2	0.9	32%	4.7	4.0	19%
Financial Services	0.0	0.0	35%	0.0	0.0	(61)%
Total Number of Transactions	2.4	2.0	21%	9.1	8.4	8%
Financial metrics
Total Revenue	$203.7	$145.5	40%	$706.0	$538.0	31%
Total Adjusted EBITDA (2)	$43.6	$12.5	248%	$115.5	$41.9	176%
Net Income / (loss)	$2.0	$(15.2)	n.m.	$29.0	$(68.5)	n.m.
Average Shares Outstanding - Diluted (3)	77,325	76,773	1%	77,170	76,823	—%
EPS Basic (4)	$(0.08)	$(0.30)	(74)%	$(0.03)	$(1.28)	n.m.
EPS Diluted (4)	$(0.08)	$(0.30)	(74)%	$(0.03)	$(1.28)	n.m.
(1)	Presented on a pre-intersegment elimination basis. Intersegment TPV amounted to $23 million in 4Q23 and $ 12.7 million in 4Q22.
(2)	Financial services segment reported a Total Adjusted EBITDA of positive $3.0 million compared to negative $4.0 million in 4Q22, as the company improved the spread between Take Rate and projected losses
(3)	In thousands
(4)	Round numbers.

Revenue Breakdown

The following table reconciles the intersegment revenues of the Company’s three business segments for the quarters and full year ended December 31, 2023 and 2022:

(in millions, except as noted)

	4Q23		4Q22			FY'23		FY'22
	$	% of total	$	% of total	Δ %	$	% of total	$	% of total	Δ %
Revenue by business segment
Travel Business
Air Segment	$74.6	37%	$59.5	41%	25%	$257.6	36%	$215.8	40%	19%
Packages, Hotels & Other Travel Products Segment	$125.6	62%	$84.3	58%	49%	$437.0	62%	$317.7	59%	38%
Total Travel Business	$200.2	98%	$143.8	99%	39%	$694.6	98%	$533.5	99%	30%
Financial Business
Financial Services Segment	$13.5	7%	$4.4	3%	208%	$40.9	6%	$12.2	2%	234%
Total Financial Business	$13.5	7%	$4.4	3%	208%	$40.9	6%	$12.2	2%	234%
Intersegment Eliminations	$(10.1)	(5)%	$(2.7)	(2)%	274%	$(29.5)	(4)%	$(7.8)	(1)%	278%
Total Revenue	$203.7	100%	$145.5	100%	40%	$706.0	100%	$538.0	100%	31%

Total Revenue margin	13.4%		13.8%		(36) bps	13.2%		13.2%		7 bps

-- Financial Tables Follow -

Unaudited Consolidated Statements of Operations for the three-month periods and full year ended December 31, 2023 and 2022 (in thousands of U.S. dollars, except as noted)

	4Q23	4Q22	Δ %	FY'23	FY'22	Δ %
Total Revenue	$203,660	$145,542	40%	$706,040	$537,972	31%
Cost of revenue	$(60,312)	$(44,897)	34%	$(228,938)	$(182,898)	25%
Gross profit	$143,348	$100,645	42%	$477,102	$355,074	34%
Operating expenses
Selling and marketing	$(60,245)	$(46,245)	30%	$(220,361)	$(165,150)	33%
General and administrative	$(25,316)	$(26,092)	(3)%	$(77,766)	$(101,521)	(23)%
Technology and product development	$(30,271)	$(25,015)	21%	$(109,130)	$(89,992)	21%
Total operating expenses	$(115,832)	$(97,352)	19%	$(407,257)	$(356,663)	14%

Income / (loss) from equity investments	$60	$(192)	n.m.	$(1,060)	$(164)	n.m.
Operating income	$27,576	$3,101	789%	$68,785	$(1,753)	n.m.
Financial results, net	$(16,875)	$(12,543)	35%	$(36,633)	$(45,459)	(19)%
Net income / (loss) before income taxes	$10,701	$(9,442)	n.m.	$32,152	$(47,212)	n.m.
Income tax expenses	$(8,656)	$(5,717)	51%	$(3,116)	$(21,309)	(85)%
Net Income / (loss)	$2,045	$(15,159)	n.m.	$29,036	$(68,521)	n.m.
Net Income / (loss) attributable to Despegar.com, Corp	$2,045	$(15,159)	n.m.	$29,036	$(68,521)	n.m.

n.m.: Not Meaningful

Unaudited Consolidated Balance Sheet as of December 31, 2023 and September 30, 2023 (in thousands of U.S. dollars, except as noted)

ASSETS	As of December 31, 2023	As of September 30, 2023
Current assets
Cash and cash equivalents	$214,576	$221,681
Restricted cash and cash equivalents	$25,947	$33,160
Accounts receivable, net of allowances	$183,393	$199,724
Loan receivables, net of allowances	$21,385	$16,023
Related party receivable	$19,212	$13,736
Other current assets and prepaid expenses	$52,287	$49,374
Assets held for sale	$26,288	$—
Total current assets	$543,088	$533,698
Non-current assets
Other assets and prepaid expenses	$78,885	$75,549
Loan receivables, net of allowances	$1,741	$1,072
Restricted cash	$932	$866
Lease right-of-use assets	$21,950	$18,317
Property and equipment, net	$16,400	$16,176
Intangible assets, net	$90,421	$97,361
Goodwill	$149,464	$150,632
Total non-current assets	$359,793	$359,973
TOTAL ASSETS	$902,881	$893,671
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$51,932	$86,638
Travel accounts payable	$355,387	$370,218
Related party payable	$88,248	$51,824
Short-term debt and other financial liabilities	$28,529	$28,280
Deferred Revenue	$31,804	$30,684
Other liabilities	$94,695	$83,802
Contingent liabilities	$6,080	$7,630
Lease Liabilities	$6,036	$4,402
Liabilities held for sale	$8,369	$—
Total current liabilities	$671,080	$663,478
Non-current liabilities
Other liabilities	$12,631	$14,078
Contingent liabilities	$14,738	$15,500
Long term debt and other financial liabilities	$2,262	$2,403
Lease liabilities	$16,970	$14,608
Related party liability	$125,000	$125,000
Total non-current liabilities	$171,601	$171,589
TOTAL LIABILITIES	$842,682	$835,067
Series A non-convertible preferred shares	$134,773	$127,300
Series B convertible preferred shares	$46,700	$46,700
Mezzanine Equity	$181,473	$174,000
SHAREHOLDERS’ DEFICIT
Common stock	$292,226	$288,240
Additional paid-in capital	$291,440	$303,359
Other reserves	$(728)	$(728)
Accumulated other comprehensive loss	$(11,659)	$(11,669)
Accumulated losses	$(614,286)	$(616,331)
Treasury Stock	$(78,267)	$(78,267)
Total Shareholders' Deficit Attributable to Despegar.com Corp	$(121,274)	$(115,396)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$902,881	$893,671

Note: Cash & Cash Equivalents including restricted cash as of end of period Q4 2023 is $ 250,790 out of which $ 9.3 million is classified as held for sale

Unaudited Statements of Cash Flows for the three-month periods ended December 31, 2023 and 2022 (in thousands of U.S. dollars, except as noted)

	3 months ended December 31,
	2023	2022
Cash flows from operating activities
Net income / (loss)	$2,045	$(15,159)
Adjustments to reconcile net income / (loss) to net cash flows from operating activities:
Unrealized foreign currency loss	$17,645	$1,536
Depreciation expense	$2,193	$1,504
Amortization expense	$7,004	$8,593
Changes in fair value of earnout liability	$1,211	$(290)
Changes in seller indemnification	$(1,211)	$290
(Gain) / Loss from equity investments	$(60)	$192
Stock based compensation expense / (income)	$17	$(673)
Amortization of lease right-of-use assets	$3,961	$919
Interest and penalties	$1,074	$884
Income tax expense	$1,177	$1,969
Allowance for credit expected losses	$2,674	$3,510
Provision for contingencies	$4,049	$10,827
Changes in assets and liabilities net of non-cash transactions:
Increase in trade accounts receivable, net of credit expected loss	$(5,190)	$(28,889)
Increase in loans receivable, net of allowance	$(6,849)	$(2,131)
(Increase) / Decrease in related party receivables	$(5,471)	$5,934
Increase in other assets and prepaid expenses	$(34,001)	$(122)
(Decrease) / Increase in accounts payable and accrued expenses	$(9,573)	$5,144
Increase / (Decrease) in travel accounts payable	$9,655	$(25)
Increase in other liabilities, net	$24,480	$4,380
Decrease in contingent liabilities	$(5,846)	$(13,611)
Increase / (Decrease) in related party payable	$17,032	$(4,040)
Decrease in lease liabilities	$(4,067)	$(481)
Increase in deferred revenue	$4,186	$1,987
Net cash flows provided by / (used in) operating activities	$26,135	$(17,752)
Cash flows from investing activities:
Origination of loans receivable, net of allowance	$(3,166)	$(2,195)
Loans receivables	$1,388	$2,082
Acquisition of property and equipment	$(3,723)	$(534)
Capital expenditures, including internal-use software and website development	$(7,451)	$(8,266)
Net cash flows used in investing activities	$(12,952)	$(8,913)
Cash flows from financing activities:
Net decrease of short term debt	$(50)	$(2,082)
Proceeds from issuance of short-term debt	$11,030	$(1)
Payment of short-term debt	$(5,836)	$555
Payment of long-term debt	$(339)	$—
Payment of dividends to stockholders	$(504)	$(504)
Payment of promissory notes of Best Day acquisition	$(16,648)	$—
Exercise of stock-based awards	$4	$—
Collected from debenture issuance by securitization program	$252	$4,016
Payments of debenture issuance by securitization program	$(383)	$—
Net cash flow (used in) / provided by financing activities	$(12,474)	$1,984
Effect of exchange rate changes on cash and cash equivalents	$(5,626)	$6,648
Net decrease in cash and cash equivalents	$(4,917)	$(18,033)
Cash and cash equivalents and restricted cash as of beginning of the period	$255,707	$263,079
Cash and cash equivalents and restricted cash as of end of period (1)	$250,790	$245,046

(1) Cash & Cash Equivalents as of end of period Q4 2023 includes $ 9.3 million of Cash & Cash Equivalents related to a business classified as held for sale.

Adjusted EBITDA Reconciliation

(in Thousands, except as noted)

	4Q23	4Q22	Δ %
Net Income / (loss)	$2,045	$(15,159)	n.m.
Add (deduct):
Financial results, net	$16,875	$12,543	35%
Income tax expense	$8,656	$5,717	51%
Depreciation expense	$2,193	$1,504	46%
Amortization of intangible assets	$7,004	$8,593	(18)%
Share-based compensation expense / (income)	$17	$(673)	n.m.
Restructuring charges	$6,798	$—	n.m.
Total Adjusted EBITDA	$43,588	$12,525	248%

n.m.: Not Meaningful

Adjusted Net Income Reconciliation

(in Thousands, except as noted)

	4Q23	4Q22	Δ %
Net income / (loss)	$2,045	$(15,159)	n.m.
Add (deduct):
(a) Foreign exchange impact	$7,362	$9,808	(25)%
(b) Acquisitions related expenses	$1,467	$2,445	(40)%
(c) Share-based compensation expense / (income)	$17	$(673)	n.m.
(d) Impairment of long-lived assets	$—	$—
(e) Restructuring and related reorganization charges	$6,798	$—	n.m.
(f) Discontinued operations	$—	$—
(g) Amortization expense of intangible assets	$5,626	$6,479	(13)%
(h) Items included in legal reserves related to transactional taxes	$979	$665	47%
(i) Other atypical impacts not related to the normal course of business	$(14,119)	$—	n.m.
(j) Non-controlling interest impact of the aforementioned adjustments	$—	$—
(k) Tax impact of the non-GAAP adjustments and changes in tax estimates	$10,900	$(878)	n.m.
Total Adjusted Net Income	$21,075	$2,687	684%

Note: Preferred Dividends are not included in adjusted Net Income calculation as they do not impact Net Income

n.m.: Not Meaningful

(a) Foreign exchange gains or losses.

(b) Acquisition costs, contingent consideration arrangements and amortization of intangible assets related to acquisitions

(c) Share-based compensation expense related to RSUs and SOPs granted on service-based awards.

(d) Impairment of long-lived assets

(e) Restructuring and related reorganization charges intended to simplify our businesses and improve operational efficiencies.

(f) Costs associated with an exit or disposal of a discontinued operation.

(g) Amortization expense of intangibles assets, excluding those related to acquisitions

(h) Items included in legal reserves, which includes reserves for potential settlement of issues related to transactional taxes (e.g., VAT, Revenue Tax and occupancy taxes), related court decisions and final settlements, and charges incurred, if any, for monies that may be required to be paid in advance of litigation in certain transactional tax proceedings, including part of equity method investments

(i) Reflects atypical impacts that are not related to the normal course of operations. In FY2023, includes $14.4M related to income tax gains; and $0.3 M related to indirect taxes related to restructuring costs.

(j) Reflects the non-controlling interest impact of the aforementioned adjustment items; and

(k) The income tax impact of the non-GAAP adjustments and changes in tax estimates

Quarterly Adjusted Net Income Reconciliation

(in Millions, except as noted)

	4Q23	3Q23	2Q23	1Q23	4Q22	3Q22	2Q22	1Q22
Net Income (loss)	$2.0	$(0.3)	$28.0	$(0.7)	$(15.2)	$(9.3)	$(13.2)	$(30.9)
Add (deduct):
Foreign exchange impact	$7.4	$(4.4)	$(2.2)	$7.8	$9.8	$12.3	$8.3	$4.7
Acquisitions related expenses	$1.5	$1.5	$1.7	$2.0	$2.5	$2.5	$1.7	$1.7
Share-based compensation expense /(income)	$—	$1.0	$0.9	$1.5	$(0.7)	$1.3	$3.3	$3.3
Impairment of long-lived assets	$—	$—	$—	$—	$—	$—	$—	$—
Restructuring and related reorganization charges	$6.8	$—	$—	$—	$—	$—	$—	$—
Discontinued operations	$—	$—	$—	$—	$—	$—	$—	$—
Amortization expense of intangible assets	$5.6	$5.5	$5.7	$5.0	$6.5	$5.0	$5.4	$5.1
Items included in legal reserves related to transactional taxes	$1.0	$(1.9)	$—	$—	$0.7	$0.4	$0.9	$0.8
Other atypical impacts not related to the normal course of business	$(14.1)	$—	$(14.3)	$—	$—	$—	$—	$—
Non-controlling interest impact of the aforementioned adjustments	$—	$—	$—	$—	$—	$—	$—	$—
Income tax impact of the non-GAAP adjustments	$10.9	$7.4	$(13.7)	$(2.3)	$(0.9)	$(4.0)	$(8.2)	$(0.1)
Total Adjusted Net Income (Loss)	$21.1	$8.8	$6.1	$13.3	$2.7	$8.2	$(1.8)	$(15.4)

Note: Preferred Dividends are not included in adjusted Net Income calculation as they do not impact Net Income

n.m.: Not Meaningful

Geographic Breakdown

(in millions, except as noted)

4Q23 vs. 4Q22 - As Reported
	Brazil			Mexico			Rest of Latin America			Total
	4Q23	4Q22	Δ %	4Q23	4Q22	Δ %	4Q23	4Q22	Δ %	4Q23	4Q22	Δ %
Transactions ('000)	1,084	808	34%	419	388	8%	906	801	13%	2,409	1,996	21%
Gross Bookings	617	395	56%	253	198	28%	645	461	40%	1,514	1,054	44%
TPV Financial Services (1)	25	15	64%	—	—	—%	—	—	—%	25	15	64%
ASP ($)	570	492	16%	604	511	18%	712	575	24%	629	529	19%
Revenues										204	146	40%
Gross Profit										143	101	42%

4Q23 vs. 4Q22 - FX Neutral
	Brazil			Mexico			Rest of Latin America			Total
	4Q23	4Q22	Δ %	4Q23	4Q22	Δ %	4Q23	4Q22	Δ %	4Q23	4Q22	Δ %
Transactions ('000)	1,084	808	34%	419	388	8%	906	801	13%	2,409	1,996	21%
Gross Bookings	580	395	47%	226	198	14%	1,074	461	133%	1,879	1,054	78%
TPV Financial Services (1)	23	15	54%	—	—	—%	—	—	—%	23	15	54%
ASP ($)	535	493	9%	539	511	6%	1,186	575	106%	781	530	47%
Revenues										265	146	82%
Gross Profit										188	101	87%

(1)	Presented on a pre-intersegment elimination basis. Intersegment TPV amounted to $23 million in 4Q23 and $12.7 million in 4Q22

Key Financial Trended Metrics (in thousands of U.S. dollars, except as noted)

	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23
FINANCIAL RESULTS
Revenue	$112,414	$134,421	$145,596	$145,542	$158,707	$165,524	$178,149	$203,660
Cost of revenue	$(42,558)	$(45,149)	$(50,305)	$(44,897)	$(51,027)	$(60,000)	$(57,599)	$(60,312)
Gross profit	$69,856	$89,272	$95,291	$100,645	$107,680	$105,524	$120,550	$143,348
Operating expenses
Selling and marketing	$(30,517)	$(42,214)	$(46,174)	$(46,245)	$(51,892)	$(51,695)	$(56,529)	$(60,245)
General and administrative	$(23,523)	$(27,037)	$(24,873)	$(26,092)	$(22,672)	$(8,396)	$(21,382)	$(25,316)
Technology and product development	$(20,735)	$(21,407)	$(22,834)	$(25,015)	$(25,971)	$(26,448)	$(26,440)	$(30,271)
Total operating expenses	$(74,775)	$(90,658)	$(93,881)	$(97,352)	$(100,535)	$(86,539)	$(104,351)	$(115,832)

Gain / (loss) from equity investments	$117	$16	$(105)	$(192)	$113	$(285)	$(948)	$60
Operating income / (loss)	$(4,802)	$(1,370)	$1,305	$3,101	$7,258	$18,700	$15,251	$27,576
Financial results, net	$(7,023)	$(10,529)	$(15,359)	$(12,543)	$(12,595)	$(3,948)	$(3,215)	$(16,875)
Net income / (loss) before income taxes	$(11,825)	$(11,899)	$(14,054)	$(9,442)	$(5,337)	$14,752	$12,036	$10,701
Income tax benefit / (expense)	$(19,093)	$(1,266)	$4,767	$(5,717)	$4,640	$13,251	$(12,351)	$(8,656)
Net income / (loss)	$(30,918)	$(13,165)	$(9,287)	$(15,159)	$(697)	$28,003	$(315)	$2,045
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	—
Net income / (loss) attributable to Despegar.com, Corp	$(30,918)	$(13,165)	$(9,287)	$(15,159)	$(697)	$28,003	$(315)	$2,045
Adjusted EBITDA	$6,787	$10,594	$12,015	$12,525	$17,272	$29,957	$24,730	$43,588

Net income / (loss)	$(30,918)	$(13,165)	$(9,287)	$(15,159)	$(697)	$28,003	$(315)	$2,045
Add (deduct):
Financial results, net	$7,023	$10,529	$15,359	$12,543	$12,595	$3,948	$3,215	$16,875
Income tax (benefit) / expense	$19,093	$1,266	$(4,767)	$5,717	$(4,640)	$(13,251)	$12,351	$8,656
Depreciation expense	$1,672	$1,699	$2,144	$1,504	$1,716	$3,091	$1,535	$2,193
Amortization of intangible assets	$6,584	$6,937	$6,871	$8,593	$6,813	$7,257	$6,902	$7,004
Share-based compensation expense / (income)	$3,333	$3,328	$1,305	$(673)	$1,485	$910	$1,042	$17
Restructuring charges								6,798
Acquisition transaction costs	—	—	390	—	—	—	—	—
Adjusted EBITDA	$6,787	$10,594	$12,015	$12,525	$17,272	$29,957	$24,730	$43,588

Note: The Company reclassified Financial Bad Debt from General and Administrative expenses to Cost of Revenue for the periods under analysis

4Q23 Earnings Conference Call

When:	4:30 p.m. Eastern time, March 14, 2024

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Amit Singh, Chief Financial Officer
Mr. Luca Pfeifer, Investor Relations

Dial-in:	1 800 715 9871 (U.S. domestic); 1 646 307 1963 (International)

Pre-Register: You may pre-register at any time: click here. To access Despegar’s financial results call via telephone, callers need to press # to be connected to an operator.

Webcast: CLICK HERE

Definitions and concepts

Average Selling Price (“ASP”): reflects Gross Bookings divided by the total number of Transactions.

Foreign Exchange (“FX”) Neutral: calculated by using the average monthly exchange rate of each month of the quarter and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effects such as local currency inflation effects.

Net Promoter Score (“NPS”): a customer loyalty and satisfaction metric that measures the willingness of customers to recommend a company, product, or service to others.

Gross Booking, net (“GB”): Gross Bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s travel customers through its platform during a given period related to our travel business. In its quarterly earnings releases, Despegar presents Gross Bookings net of withholding taxes on international trips in Argentina which have been in effect since 2020. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, the Company monitors Gross Bookings as an important indicator of its ability to generate revenue.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Despegar’s most significant market, Brazil, and much of South America where Despegar operates, are located in the southern hemisphere where summer travel season runs from December 1 to February 28 and winter runs from June 1 to August 31. Despegar’s most significant market in the Northern hemisphere is Mexico where summer travel season runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct S&M costs, which are typically timed with booking volumes, and the more stable nature of fixed costs.

Packages: refers to custom packages formed through the combination of two or more travel products, which may include airline tickets, hotels, car rentals, or a combination of these. By bundling these items together and securing them in a single transaction, we can present customers with a unified package at a single, quoted price. This approach not only enables us to provide travelers with more affordable options compared to purchasing individual products separately but also facilitates the cross-selling of multiple products within a single transaction.

Total Adjusted EBITDA: is calculated as net income/(loss) exclusive of financial result, net, income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Total Adjusted Net Income: is calculated by adjusting net income/loss, excluding: (a) foreign exchange gains or losses, (b) acquisition-related costs and amortization of intangibles, (c) share-based compensation for RSUs and SOPs, (d) impairment of long-lived assets, (e) restructuring and related reorganization charges, (f) disposal costs of discontinued operations, (g) amortization of intangible assets not related to acquisitions, (h) legal reserves for transactional tax issues, settlements, and litigation advances, (i) extraordinary items outside normal operations, (j) adjustments affecting non-controlling interests, and (k) tax effects of these adjustments, tax estimate changes, and non-recurring income tax charges.

Total Revenue: The Company reports its revenue on a net basis for the majority of its transactions, deducting cancellations and amounts collected as sales taxes. The Company presents its revenue on a gross basis for some transactions when it pre-purchases flight seats. These transactions have been limited to date. Despegar derives substantially all of its revenue from commissions and incentive fees paid by its travel suppliers and service fees paid by the travelers for transactions through its platform. To a lesser extent, Despegar also derives revenue from advertising, its installment loans and Buy Now, Pay Later offered through the company’s fintech platform Koin and other sources (i.e. destination services, loyalty and interest revenue). For more additional information regarding Despegar’s revenue recognition policy, please refer to “Summary of significant accounting policies” note of Despegar’s Financial Statements.

Total Revenue Margin (also “Take Rate”): calculated as revenue divided by the sum of Gross Bookings and Total Payment Volume.

Total Payment Volume (“TPV”): is an operating measure that represents the US dollar loan volume processed by "Buy Now, Pay Later" financing solution during a specific period of time.

Reporting Business Segments: The Company operates a Travel Business and a Financial Services Business which are structured as follows:

Our travel business is comprised of two reportable segments: “Air” and “Packages, Hotels and Other Travel Products. Our “Air” segment primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products. Our “Packages, Hotels and Other Travel Products” segment primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include the sale of advertisements and incentives earned from suppliers.

Our financial services business is comprised of one reportable segment: “Financial Services”. Our “Financial Services” segment primarily consists of loan origination to our travel business’ customers and to customers of other merchants in various industries. Our “Financial Services” segment also consists of processing, fraud identification, credit scoring and IT services to our travel business, and to third-party merchants.

Transactions: We define the number of transactions as the total number of travel customer orders completed on our platform or the financing merchant customers (excluding Decolar) of the “Buy Now, Pay Later” solution during a given period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of our business from period to period. However, unlike Gross Bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

About Despegar.com

Despegar is the leading travel technology company in Latin America. For over two decades, it has revolutionized the tourism industry in the region through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated group that includes Despegar, Decolar, Best Day, Viajes Falabella, Viajanet Stays and Koin, and has become one of the largest travel companies in Latin America.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, Despegar has developed alternative payment and financing methods, democratizing the access to consumption and bringing Latin Americans closer to their next travel experience. Despegar’s common shares are traded on the New York Stock Exchange (NYSE: DESP). For more information, visit Despegar’s Investor Relations website https://investor.despegar.com/ ..

About This Press Release

This press release does not contain sufficient information to constitute a complete set of interim financial statements in accordance with U.S. GAAP. The financial information is this earnings release has not been audited.

IR Contact

Luca Pfeifer

Investor Relations

Phone: (+1) 305 481 1785

E-mail: luca.pfeifer@despegar.com

Use of Non-GAAP Financial Measures

This earnings release includes certain references to Total Adjusted EBITDA and Total Adjusted Net Income, which are non-GAAP financial measures. For the year ended December 31, 2020, Despegar changed the calculation of Total Adjusted EBITDA reported to the chief operating decision maker to exclude restructuring charges and acquisition costs. The Company defines:

Total Adjusted EBITDA as net income/(loss) exclusive of financial result, net, income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Total Adjusted Net Income: is calculated by adjusting net income/loss, excluding: (a) foreign exchange gains or losses, (b) acquisition-related costs and amortization of intangibles, (c) share-based compensation for RSUs and SOPs, (d) impairment of long-lived assets, (e) restructuring and related reorganization charges, (f) disposal costs of discontinued operations, (g) amortization of intangible assets not related to acquisitions, (h) legal reserves for transactional tax issues, settlements, and litigation advances, (i) extraordinary items outside normal operations, (j) adjustments affecting non-controlling interests, and (k) tax effects of these adjustments, tax estimate changes, and non-recurring income tax charges.

Neither Adjusted EBITDA nor Adjusted Net Income are a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors.

To supplement its consolidated financial statements presented in accordance with U.S. GAAP, the Company presents foreign exchange (“FX”) neutral measures.

Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, non-GAAP measure are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. Non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

On page 12 of this earnings release the company shows FX neutral measures to the most directly comparable GAAP measure. The Company believes that comparing FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provides useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2022 and applying them to the corresponding months in 2023, so as to calculate what results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate for local currency inflation or devaluations.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Monica Alexandra Soares da Silva

Name: Monica Alexandra Soares da Silva

Title: General Counsel

Date: 3/14/2024